Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

RingCentral, Inc.:

We consent to the use of our report with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included incorporated by reference herein.

Our report dated February 26, 2019, on the effectiveness of internal control over financial reporting as of December 1, 2018, contains an explanatory paragraph that our audit of internal control over financial reporting excluded an evaluation of the internal control over financial reporting of Dimelo SA.

Our report dated February 26, 2019 contains an explanatory paragraph that states the Company has changed its method of accounting for revenue from contracts with customers and accounting for sales commissions due to the adoption of Accounting Standards Codification (ASC) Topic 606 and Subtopic 340-40.

/s/ KPMG LLP

Santa Clara, California

February 26, 2019